

Mail Stop 3561

February 8, 2018

David Champ
President
Armada Nano Technologies Group, Inc.
48-51 Oceania Street
Bayside, NY 11364

      Re: Armada Nano Technologies Group, Inc.
             Offering Statement on Form 1-A
             Filed January 12, 2018
             File No. 024-10789

Dear Mr. Champ:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise throughout the filing to refer to the "offering circular" and its "qualification," not to "registration statement" and "effectiveness." We also note your statement on page 10 that you "intend to become subject to the periodic reporting requirements of the Securities Exchange Act of 1934." Please advise.

Prospectus Summary, page 5

2. We note your disclosure that you plan to distribute the patented Nano Silicon Battery manufactured by Zhongke Jiuding Energy Co., Ltd. Please clarify if the manufacturer has already produced and sold any Nano Silicon batteries outside of the United States.

3. We note your reference to the scientist "who's [sic] battery products" were used "in many military applications, including tanks, submarines and others." Please clarify if you are referring to the specific battery you plan to distribute and if so, what country's military used it in its military applications.

4. Please clarify what you mean by "finalize research and development." It appears that the battery you plan to distribute has already been patented, and you are not planning to take part in the battery's research and development, based on your Use of Proceeds and Plan of Operations discussions.

Description of Business

General, page 22

5. We note your reference to the Distribution Agreement. Please disclose the material terms of the agreement and file it as an exhibit to your offering circular.

Nano-Silicon Battery Advantage, page 24

6. Please disclose the price of the battery if known. In addition, please disclose whether the battery has not been completely developed yet. If development is not complete please disclose what development steps remain and any known timeline for completing development. In this regard, we note your statement that the benefits are to "be confirmed with future research and development."

Directors, Executive Officers, Promoters and Control Person, page 32

7. For each officer and director please disclose their business experience in the last five years, specifying companies and positions held by each officer and director. Refer to Item 10(c) of Form 1-A.

Security Ownership of Certain Beneficial Owners and Management, page 36

8. Please update to provide beneficial ownership information as of the most recent practicable date. Refer to Item 12 of Form 1-A.

9. On page 10 you state that your officers and directors own a majority of your stock. In this section, however, you state that Pen Xiaofan and Zhao Daming collectively own 70% of your stock. Please revise for consistency. In that regard we also note that these two persons are included in the total for directors and executive officers in the table on page 36.

Exhibits and Financial Statement Schedules, page 52

10. We note that you listed the Master Distribution License as Exhibit 6.1 but have not filed it as an exhibit. Please file the Master Distribution License as an exhibit to your offering circular.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Aamira Chaudhry at (202) 551-3389 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: Jeffrey M. Stein, Esq.
        JMS Law Group, PLLC